Exhibit 99.2

SNOW LAKE LITHIUM AND LG ENERGY SOLUTION

COLLABORATE TO ESTABLISH LITHIUM SUPPLY CHAIN IN

NORTH AMERICA

●	Snow Lake Lithium and LG Energy Solution sign Memorandum of Understanding to establish domestic lithium supply chain for the North American electric vehicle market

●	Partnership to deliver lithium hydroxide to LG Energy Solution

●	Domestically sourced lithium is essential to secure the future of the North American automobile industry

●	Media assets can be downloaded here: https://bit.ly/SnowLakeLithium

September 23, 2022, Manitoba, Canada: Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake Lithium”) has signed a non-binding Memorandum of Understanding (MOU) with LG Energy Solution (LGES: KRX 373220) as a next step towards building the domestic supply chain for the North American electric vehicle market.

Snow Lake Lithium and LGES will collaborate to explore the opportunity to create one of Canada's first lithium hydroxide processing plants in CentrePort, Winnipeg, Manitoba. Under the terms of the MOU, Snow Lake Lithium will supply LGES with lithium over a 10-year period once production starts in 2025. The MOU and contemplated partnership will be subject to a number of conditions, including the completion of due diligence from both parties.

A scoping study, in partnership with Primero, is already underway to identify the technologies, innovations and skills required to deliver a world-class lithium hydroxide plant within the Manitoba Province.

Philip Gross, CEO Snow Lake Lithium said, “We are delighted to collaborate with world-leading LG Energy Solution to build a rock to road battery supply chain for the electric vehicle market in North America.

“Both Snow Lake Lithium and LG Energy Solution recognise the importance of local sourcing of critical raw materials, such as lithium, and that this the logical step for battery and electric vehicle manufacturers.

“Our all-electric lithium mine in Snow Lake Manitoba will power 5 million electric vehicles over the next 10 years, helping to secure the future of the North American automobile market.

We are grateful for the commitment of Prime Minister Justin Trudeau, Premier of Manitoba, Heather Stefanson and Invest Canada to support the development of a sustainable mining industry in Canada which has helped to facilitate our partnership with LG Energy Solution.”

Youngsoo Kwon, CEO of LG Energy Solution said, “As we have recently announced our mid- to long-term strategy to focus on North America, the fastest growing EV market, these partnerships serve as a crucial step towards securing a stable key raw material supply chain in the region.”

“By constantly investing in upstream suppliers and establishing strategic partnerships with major suppliers of critical minerals, LGES will continue to ensure the steady delivery of our top-quality products, thereby further advancing the global transition to EVs and ultimately to a sustainable future.”

Snow Lake & Manitoba’s rich mining heritage

Based in Manitoba, Canada, Snow Lake Lithium is developing the world’s first all-electric lithium mine to enable domestic supply of this critical resource to the North American electric vehicle industry.

Snow Lake Lithium is ideally located to serve the North American automotive industry with access to the US rail network via the Artic Gateway railway, which reduces transportation from thousands of miles by road and boat to just several hundred by train.

The Manitoba region has a rich history of mining, giving Snow Lake Lithium access to some of the most talented and experienced miners in North America.

“At a time of global energy insecurity, Manitoba is uniquely positioned to supply the sustainable and reliable energy the world needs,” said Heather Stefanson, Premier of Manitoba. “We are thrilled to see this partnership move forward between Snow Lake Lithium and LG Energy Solutions to secure Manitoba’s leadership position in the North American electric vehicle supply chain. This collaboration is a testament to the work our government is doing to make Manitoba an attractive place to invest and will help create more good jobs for Manitobans and a stronger economy.”

Snow Lake Lithium’s 55,000-acre site is expected to produce 160,000 tonnes of 6% lithium spodumene a year over a 10-year period, enough to power 5 million electric vehicles. Currently, Snow Lake Lithium has explored approximately 1% of its site and is confident that further exploration will increase estimates over the course of the next year. Snow Lake Lithium’s planned mine will be operated by almost 100% renewable hydroelectric power to ensure the most sustainable lithium manufacturing approach.

Over the coming months, Snow Lake Lithium will continue its engineering evaluation and drilling programme across its site, with the expectation that mining operations will transition to commercial production targeted for 2025.

Canada - a global mining powerhouse

With its rich minerals and metals sector ecosystem, Canada is globally recognised as a world-leader in the mining industry. Its commitment to producing minerals in the right way, both protecting the environment and ensuring local, indigenous communities' benefit, is unparalleled.

Canada is a natural location for investment in critical minerals which are essential to renewable energy, clean technology and advanced manufacturing supply chains. Canada is the only country in the Western Hemisphere that has all the critical minerals required for EV batteries, including lithium.

By 2025, Canada is expected to rank third in the global production of the raw materials needed for electric vehicle batteries.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Thompson Brothers Lithium Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

About LG Energy Solution

LG Energy Solution (KRX: 373220), a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for electric vehicles, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development (R&D), the company is the top battery-related patent holder in the world with over 24,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V. and Hyundai Motor Group. At the forefront of green business and sustainability, LG Energy Solution aims to achieve carbon neutral operations by 2050, while embodying the value of shared growth and promoting diverse and inclusive corporate culture. To learn more about LG Energy Solution's ideas and innovations, visit https://www.lgensol.com.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors ir@snowlakelithium.com

Media media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.

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